Exhibit 99.1

ASX ANNOUNCEMENT 26 October 2026

Radiopharm receives $8M advance on FY26 R&D tax incentive

Sydney, Australia – 26 October 2026 – Radiopharm Theranostics Limited (ASX: RAD; Nasdaq:RADX), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to announce it has received $8,000,000 from Rockford Capital under a funding facility secured against Radiopharm’s anticipated FY26 Research and Development Tax Incentive (RDTI).

The funds will support the clinical trial pipeline and otherwise for general working capital of the Company. The funding agreement with Rockford Capital provides Radiopharm with early access to a portion of the Company’s anticipated FY26 RDTI. The facility is secured against the anticipated FY26 RDTI to be received from the Australian Taxation Office, with interest charged at a commercial rate. Repayment is timed to follow the anticipated receipt of the Company’s FY26 RDTI, and is due by 26 October 2027. The facility can be repaid at any time without penalty prior to this date.

The Australian Government RDTI program provides companies engaging in eligible activities with a refundable tax offset of up to 43.5%.

Authorised on behalf of the Radiopharm Theranostics board of directors by Executive Chairman Paul Hopper.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, prostate and brain. Learn more at radiopharmtheranostics.com.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Paul Hopper
Executive Chairman
E: paulhopper@lifescienceportfolio.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889